FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               4th August 2003




                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)


      Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
                   Theale, Reading, Berkshire, England RG7 4SA
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes .....    No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).


                                  EXHIBIT INDEX


Press Release regarding: Cir re.Proposed Disposal





Baltimore Technologies proposed Disposal of the SelectAccess Business

London, UK - 4 August 2003: Baltimore Technologies plc (London: BLM) today announced that it has posted a circular to its shareholders seeking approval at an extraordinary general meeting to be held on 18 August 2003 for the disposal of the SelectAccess business.

Copies of the circular are also available for public inspection at the Document Viewing Facility of the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.



About Baltimore Technologies

Baltimore Technologies' products, professional services and solutions solve the fundamental security needs of e-business. Baltimore's e-security technology gives companies the necessary tools to verify the identity of who they are doing business with and securely manage which resources and information users can access on open networks. Many of the world's leading organisations use Baltimore's e-security technology to conduct business more efficiently and cost effectively over the Internet and wireless networks.

Baltimore's products and services are sold directly and through its worldwide partner network, Baltimore TrustedWorld. Baltimore Technologies is a public company, principally trading on the London Stock Exchange (BLM). For more information on Baltimore Technologies please visit http://www.baltimore.com.


For further information contact:

Smithfield Financial:
Andrew Hey  020 7903 0676
Will Swan   020 7903 0647


                                      ###

The directors of Baltimore Technologies plc accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Baltimore Technologies plc (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                           BALTIMORE TECHNOLOGIES PLC


                              By:___/s/ Simon Enoch ___

                                 Name:  Simon Enoch
                                 Title: Secretary and General Legal Counsel


Date: 4th August 2003